SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended June 30, 1998.

                            Texon International plc
                (Translation of Registrant's Name Into English)

                            SEC File Number: 1058980

                                 100 Ross Walk
                           Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---

                             TEXON INTERNATIONAL plc

                         Six Months Ended June 30, 1998

                                      Index

                                                                         Page No

PART I            Financial Information

         Item 1   Financial Statements

                  Condensed Consolidated Profit and Loss Accounts
                  Three months and six months ended June 30, 1998 and 1997    4

                  Condensed Consolidated Balance Sheets
                  June 30, 1998 and December 31, 1997                         5

                  Condensed Consolidated Cash Flow Statement
                  Six months ended June 30, 1998                              6

                  Reconciliation of net cash flow to movement in debt         7

                  Consolidated Statement of Total Recognized Gains and Losses
                  Three months and six months ended June 30, 1998 and 1997    8

                  Reconciliation of Movements in Shareholders Funds
                  Three months and six months ended June 30, 1998 and 1997    9

                  Notes to Condensed Consolidated Financial Statements       10

         Item 2   Management's Discussion and Analysis of
                  Financial Condition And Results of Operations           11-16

PART II           Other Information

         Item 1   Legal Proceedings                                          17

         Item 2   Changes in Securities and Use of Proceeds                  17

         Item 3   Defaults Upon Senior Securities                            17

         Item 4   Submission of Matters to a Vote of Security Holders        17

         Item 5   Other Information                                          17

         Item 6   Exhibits - Reports on Form 8-K                             17

TEXON INTERNATIONAL plc
-----------------------

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
-----------------------------------------------
(Pounds Sterling in Thousands)
------------------------------


                                                   Unaudited
                                                   ---------
                                Six months ended         Three months ended
                              June 30,    June 30,     June 30,      June 30,
                                  1998        1997        1998          1997
                               (pound)     (pound)      (pound)       (pound)
                               -------     -------      -------       -------

Sales turnover                  59,579      64,307       30,727        33,393
Cost of sales                  (38,697)    (41,650)     (19,613)      (21,927)
                               -------     -------      -------       -------
Gross profit                    20,882      22,657       11,114        11,466
Selling, marketing and
  administrative Expenses     (14,206)    (14,697)      (7,454)       (7,656)
                               -------     -------      -------       -------
Operating profit                 6,676       7,960        3,660         3,810
Interest receivable                 43          59            6            30
Interest payable
  and similar charges           (5,093)     (4,915)      (2,813)       (2,462)
                               -------     -------      -------       -------
Profit on ordinary
  activities before taxation     1,626       3,104          853         1,378
Taxation on profit
  on ordinary activities          (651)       (818)        (375)         (484)
                               -------     -------      -------       -------
Profit on ordinary
  activities after taxation        975       2,286          478           894
Minority equity interests          (61)       (163)         (28)         (115)
                               -------     -------      -------       -------
Net profit for the
  financial period                 914       2,123          450           779
Preference dividend             (1,300)          0         (650)            0
                               -------     -------      -------       -------
Retained profit/(loss)
  for the period
  for equity shareholders         (386)      2,123         (200)          779
                               -------     -------      -------       -------

                             TEXON INTERNATIONAL plc
                             -----------------------

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      -------------------------------------

                         (Pounds Sterling in Thousands)
                         ------------------------------


                                                    Unaudited
                                                      as at        December 31,
                                                  June 30, 1998        1997
                                         Notes       (pound)          (pound)
FIXED ASSETS
Tangible Assets                                      16,167           17,098
CURRENT ASSETS
Stocks                                     2         16,653           16,716
Debtors                                              21,388           19,345
Cash at bank and in hand                              1,375            1,156
                                                      -----            -----
                                                     39,416           37,217
CREDITORS
  (amounts falling
  due within one year)                              (32,557)        (114,393)
                                                    -------         --------

NET CURRENT ASSETS/(LIABILITIES)
Due within one year                                   5,950          (78,038)
Debtors due after one year                              909              862
TOTAL NET CURRENT ASSET/(LIABILITIES)                 6,859          (77,176)
TOTAL ASSETS LESS CURRENT LIABILITIES                23,026          (60,078)
                                                     ------          -------

CREDITORS
  (amounts falling
  due after more than one year)                      83,483              698
Provisions for Liabilities and Charges                6,947            6,422

CAPITAL AND RESERVES
Called Up Share Capital                               3,920               13
Preference Shares                                     5,200
Share premium                                        46,800              -
Shares to be issued
  (including share premium)                             -             55,600
Profit and loss account reserve                    (123,880)        (124,242)
Shareholders' deficit
     Equity interest                               (119,880)         (68,629)
     Non-equity interests                            52,000              -

                                                    (67,880)         (68,629)
Minority equity interests                               476            1,431
                                                        ---            -----
                                                    (67,404)         (67,198)
                                                    -------          -------
                                                     23,026          (60,078)
                                                     ------          --------

                             TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                         (Pounds Sterling, in Thousands)



                                                            Unaudited
                                                              (pound)
Cash flow from operating activities                             5,202
Returns on investments and servicing of finance               (9,402)
Taxation                                                        (195)
Capital expenditure and financial investment                    (352)
Acquisitions and disposals                                   (24,000)
                                                             --------
Cash (outflow) before financing                              (28,747)
Financing - increase in debt                                   28,755
                                                             --------
Increase in cash in the period                                      8
                                                             --------


The Condensed Consolidated Cashflow statement is shown only for the six months ended June 30, 1998 with no comparative data for 1997 due to the recent demerger and acquisition of the business.

Texon International plc acquired the Materials business of United Texon Limited on December 31, 1997. In May 1997 United Texon Limited had separated its two businesses, Materials and Machinery and on December 31, 1997 demerged them into two groups, retaining the Materials business, with the Machinery business being sold to a new company formed by the shareholders of United Texon Limited.

Prior to May 1997, United Texon Limited operated common treasury functions which historically handled cash management, accounts payable, billing and collections for both the Materials and Machinery businesses. This management decision was intended to reduce administrative overheads at a time when businesses were under common ownership.

             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                         (Pounds Sterling, In Thousands)



                                                          Unaudited
                                                          ---------
                                                            (pound)
Increase in cash in the period                                   8
Cash (outflow) from debt and lease financing               (28,755)
                                                           --------
Change in net debt resulting from cash flows               (28,747)
Non cash movements in debt                                   4,748
Translation difference                                         101
                                                           --------
Movement in net debt in the period                         (23,898)
                                                           --------
Net debt at the opening date                               (64,162)
                                                           --------
Net debt at the closing date                               (88,060)
                                                           --------

                             TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                         (Pounds Sterling, In Thousands)




                                                   Unaudited
                                                   ---------
                                    Six Months ended       Three months ended
                                  June 30,    June 30,     June 30,    June 30,
                                      1998        1997         1998        1997
                                   (pound)     (pound)       (pound)     (pound)
Net profit for the period              914       2,123          450         779

Currency translation
  differences on foreign
  currency working
  capital/net tangible assets
  and goodwill                      (1,618)     (2,810)      (2,126)       (345)

Currency translation
  differences on foreign
  currency borrowings                1,301          (9)       1,328        (738)

Elimination of
  currency translation
  differences on goodwill
  included in the
  profit and loss
  account reserves                   1,728       1,631         (792)     (2,064)
                                     -----       -----         ----      ------

Total recognized gains/(losses)
  in the period                      2,325         935       (1,140)      1,760
                                     -----         ---       ------       -----

                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS
                         (Pounds Sterling, In Thousands)




                                                     Unaudited
                                                     ---------
                                       Six Months ended      Three months ended
                                   June 30,    June 30,      June 30,   June 30,
                                       1998        1997          1998      1997
                                    (pound)     (pound)       (pound)    (pound)
                                    -------     -------       -------    -------
Retained profit
  for the period for equity
  shareholders of the Company          914       2,123          450         779

Preference dividend                 (1,300)          0         (650)          0
                                    -------    -------      -------     -------
                                      (386)      2,123         (200)        779
New share capital issued/paid          306           0            0           0
Goodwill purchased
  during the period                   (582)          0         (582)          0

Foreign exchange adjustments         1,411      (1,188)      (1,590)        981
                                    -------    -------      -------     -------
Net (decrease)/increase
  to shareholders' deficit             749         935       (2,372)      1,760

Opening shareholders' deficit      (68,629)    (60,223)     (65,508)    (61,048)
                                    -------    -------      -------     -------
Closing shareholders' deficit      (67,880)    (59,288)     (67,880)    (59,288)
                                    -------    -------      -------     -------

                             TEXON INTERNATIONAL plc
                  Notes to the Unaudited Condensed Consolidated
                  Financial Statements June 30, 1998, June 30,
                           1997 and December 31, 1997


1. The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the three to six month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the results of operations, financial position and cash flows for each period shown, have been included.

2. Inventory is valued by the Company at the lower of cost or market value using the first-in, first-out (FIFO) method. Inventories are summarized as follows :


                                      June 30, 1998          December 31, 1997
                                            (Pounds sterling in thousands)
                                         (pound)                  (pound)
Finished goods and goods for resale      13,239                   13,285
Work in progress                          1,440                    1,148
Raw materials                             1,920                    2,283
                                         ------                   ------
                                         16,653                   16,716

     Included within the above inventory figures for June 30, 1998 is an inventory reserve of (pound)1,291,000 ((pound)1,296,000 December 31, 1997).

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

             For the six months and three months ended June 30, 1998
                                   (Unaudited)

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report and in the Registration Statement on form F-4 filed by the Company with the Securities and Exchange Commission on May 27, 1998.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, level of sales to customers, actions by competitors, fluctuations in the price of primary raw materials and foreign currency exchange rates and political and economic instability in the Company's markets.

General
-------

The Company is the world's largest manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line. During the first half of 1998 sales of insoles, stiffeners, other footwear materials and industrial products accounted for 50%, 17%, 21% and 12% of total sales, respectively. In the same period, through the Company's extensive marketing and distribution network, 49% of sales were made to Europe, 27% to Asia and the Pacific, 18% to the Americas and 6% to the rest of the World.

On April 30, 1998 the Company acquired a further 30% of the shares in Foshan Texon Cellulose Board Manufacturing Co Limited, its joint venture in China. The consideration was $2.6 million payable in three annual instalments. The Company now owns 87.6% of the joint venture. This has been consolidated in both accounting periods.

Results of Operations
---------------------

Comparison of the six months ended June 30, 1998 to the six months ended June 30, 1997.

Sales Turnover. Sales decreased (pound)4.7 million, or 7.4%, to (pound)59.6 million during the first half of 1998 from (pound)64.3 million in the comparable period in 1997. On a constant currency basis, however, sales decreased 2.8% from the comparable period in 1997. During the six month period ended June 30, 1998, on a constant currency basis, sales of insoles decreased by 4.3% from the comparable period in 1997, reflecting the difficult market conditions in the global footwear industry. During the six month period ended June 30, 1998, sales of stiffeners increased by 4.8% from the comparable period in 1997, mainly as a result, the Company believes, of footwear manufacturers replacing solvent stiffeners with thermoplastic stiffeners.

During the six month period ended June 30, 1998, sales of other footwear materials decreased by 9.6% from the comparable period in 1997 primarily , the Company believes, as a result of the decline in the sale of tacks and a decrease in adhesive sales to athletic footwear producers. Sales of industrial products increased by 8% for the six months ended June 30, 1998 from the comparable period in 1997 as the Company continues to develop this range of products.

The decrease in sales from the comparable period in 1997 should be seen in the context of a soft footwear market. The Company believes that this market has been depressed for a number of reasons, including reduced athletic footwear sales in the key North American market, economic uncertainty in Asia and unusual weather patterns in many parts of the World.

Despite these factors the Company has increased its sales in Asia by 2.3 % and has maintained sales in America and Europe at levels similar to last year. The Company has suffered a decline in sales particularly in Australasia. The Company believes that this decline is a consequence of the reduction in import tariffs which has damaged local shoe production. The Company has also experienced a decline in sales in the Middle East compared to the same period in 1997.

Gross Profit. Gross profit for the six months to June 30, 1998 decreased by (pound)1.8 million to (pound)20.9 million compared to (pound)22.7 million in the comparable period 1997. When expressed as a percentage of sales, gross profit remained at approximately 35.0% for the comparable six month period in 1998 and 1997. However, gross profit for the second quarter of 1998 was 36.2% compared to 34.3% for the comparable period in 1997. The Company believes that this increase is due primarily to manufacturing costs efficiencies in the Company's plants, strict cost control and an increase in labor productivity.

Selling, Marketing and Administrative Costs. To further align the Company's cost structure and organization to the current level of sales the Company has included an exceptional charge of (pound)0.5 million in the second quarter of 1998. The charge, which has been included in selling, marketing and administration costs within the profit and loss account, is due to a reduction in the workforce at its UK headquarters and a reduction in costs at its sales offices around the world.

Selling, marketing and administrative costs, excluding the restructuring charge of (pound)0.5 million, decreased by (pound)1.0 million or 6.7% to (pound)13.7 million for the six month period in 1998, from (pound)14.7 million for the comparable period in 1997. This represents a small increase from 22.9% to 23.0% when expressed as a percentage of sales.

Operating Profit. Operating profit excluding the restructuring charge, decreased (pound)0.8 million to (pound)7.2 million for the six months ended June 30, 1998 compared to the similar period in 1997. On a quarterly basis operating profit for the first quarter fell by (pound)1.1 million compared to the first quarter of 1997 to (pound)3.1 million due to weaker sales and margin pressure in the global footwear industry. The second quarter's operating profit was (pound)4.1 million, an increase of (pound)0.3 million over the operating profit earned in the second quarter of 1997. The Company believes that this improvement was due primarily to lower sales and improved margins and costs as a result of the Company's cost reduction program implemented during the first half of 1998.

Interest. Interest expense increased by (pound)0.2 million or 4% for the six months ended June 30, 1998 compared to the similar period in 1997. No direct comparison can be made to the comparable period in 1997 due to the restructuring of the Company's debt through the issuance of senior notes (the "Senior Notes") in January 1998.

Taxation. The tax charge for the six months ended June 30, 1998 is based on the estimated percentage tax rate the Company will incur for the full year.

Financial Condition and Liquidity
---------------------------------

The Company's liquidity needs will arise primarily from debt service obligations on the indebtedness incurred in connection with the Senior Notes and Revolving Facility (as defined below), working capital needs and the funding of capital expenditures. The total liabilities at June 30, 1998 were (pound)123.0 million including consolidated indebtedness of (pound)89.4 million which compares to total assets of (pound)55.6 million. The excess of liabilities over assets of (pound)67.4 million is principally owing to the writing off of goodwill.

The shareholders deficit as at June 30, 1998 of (pound)67.9 million compares with (pound) 68.6 million as at December 31, 1997.

The Company's primary sources of liquidity will be cash flows from operations and borrowings under the Company's (pound)15.0 million Revolving Facility. The net cash flow from operating activities for the six months ended June 30, 1998 was (pound)5.2 million as compared to our operating profit of (pound)6.7 million for the same period. The investment was principally in working capital where trade accounts receivable at the end of June 1998 was (pound)1.9 million higher than at the end of December 1997, reflecting higher sales in May and June compared with in November and December. Inventories as at June 30, 1998 were similar to those at December 31, 1997 at (pound)16.7 million.

Included in returns on investments and servicing of finance is (pound)4.0 million relating to the issuance costs of the Senior Notes.

Acquisitions and disposals cash outflow consist of (pound)23.5 million paid to the shareholders of United Texon Limited and (pound)0.5 million for the additional 30% interest in the Foshan Texon Cellulose Board Manufacturing Co Limited, the Company's joint venture in China.

As of June 30, 1998 the Company had (pound)7.5 million availability under its (pound)15.0 million revolving credit facility which has a term of three years as from January 31, 1998 (the "Revolving Facility").

Financial Instruments and Market Risks
--------------------------------------

The Company's operations are conducted by entities in many countries, and accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into Sterling at the applicable currency exchange rate for inclusion in the Company's financial statements. The appreciation of Sterling against certain European currencies will have a negative impact on the reported sales and operating margin. Based on average exchange rates throughout the first half of 1998, Sterling appreciated 8.4% against the Deutsche Mark compared to the similar period in 1997. For this purpose the Deutsche Mark is taken as representative of the currencies which are members of the European Monetary System ("EMS"). Conversely, the depreciation of Sterling against such currencies will have a positive impact. Fluctuations in the exchange rate between sterling and other currencies may also affect the book value of the Company's assets and the amount of the Company's shareholders equity.

In addition to currency translation risk, the Company incurs currency transaction risk because the Company's operations involve transactions in a variety of currencies. Fluctuations in currency exchange rates may significantly affect the Company's results of operations because many of its subsidiaries' costs are incurred in currencies different from those that are received from the sale of their products, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging is generally used by businesses to protect against transaction risk. The Company engages in hedging its transaction exposure through the use of foreign exchange forward contracts to cover exposures arising on outstanding purchase and sales invoices. It has not covered outstanding purchase or sales orders unless they are firm commitments. The Company may cover such exposures in the future if it is within its financing ability. The present hedging covers all traded currencies to which the Company is exposed, which include Deutsche Mark and US dollar, as well as other major European currencies, the Hong Kong and Taiwan dollar and the Australian and New Zealand dollar. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

A significant portion of the Company's revenues and expenses will be denominated in currencies other than the Deutsche Mark, the currency in which interest on and the principal of the Company's Senior Notes must be paid. Significant increases in the value of the Deutsche Mark relative to other currencies in which the Company conducts its operations could have an adverse effect on the Company's ability to meet interest and principal obligations on foreign currency denominated debt, including the Senior Notes.

Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which the Federal Republic of Germany is a signatory, on or before January 1, 1999, and subject to the fulfillment of certain conditions, the "Euro" may replace all or some of the currencies of the Member states of the European Union (the "EU") including the Deutsche Mark. If, pursuant to the Treaty, the Deutsche Mark is replaced by the Euro, the payment of principal of, and interest on, the Senior Notes will be effected in Euro in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. In addition, the regulations of the EU relating to the Euro will apply to the Senior Notes and the Indenture.

International Operations
------------------------

The Company conducts operations in countries around the World including through manufacturing facilities in the UK, the United States, Germany, Italy, Spain and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 27% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such management estimates that less than 5% of their sales are used in footwear which is sold in Asia. Therefore the Company believes that the recent economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The recent devaluation of certain Asian currencies has benefited some of the Company's competitors who manufacture their products in the region. However, as labor and overhead relative to raw materials which are substantially denominated in US dollars represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be adversely impacted as a result of changes in the above factors which are largely beyond the control of the Company.

Inflation
---------

The Company does not believe that inflation has had a material impact on its financial position or results of operations during the periods covered by the Consolidated Financial Statements and the related notes thereto included elsewhere herein.

Year 2000 Compliance
--------------------

The Company is in the process of formulating and implementing a program designed to ensure that the software used in connection with the Company's business and operations will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. The Company currently estimates that the additional costs to be incurred in connection with such a program shall be approximately (pound)200,000 although there can be no assurance that this will be the case or that the Company will not incur additional costs in connection with such a program.

The general expectation by those who have studied best practice in managing the Year 2000 problem is that even the best run projects will face some Year 2000 compliance failures. There can be no assurance that Year 2000 projects will be successful or that the date change from 1999 to 2000 will not materially affect an organization's operations and financial results. Businesses, including the Company, may also be affected by the inability of third parties to manage the Year 2000 problem.

Exchange Rate Information
-------------------------

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                        1998 Average Rate                 Period End Rate
                        -----------------                 ---------------

US Dollar                     1.65                              1.66

Deutschemark                  2.98                              3.02


Changes in UK Accounting Standards
----------------------------------

Financial Reporting Standard 10 "Goodwill and Intangible Assets" is regarded as standard in respect of financial statements relating to accounting periods ending on or after 23 December 1998. This standard specifies, "eliminated goodwill should not be shown as a debit balance on a separate goodwill write off reserve but should be offset against the profit and loss account or another appropriate reserve. The amount by which the reserve has been reduced by the elimination of goodwill (or increased by the addition of negative goodwill) should not be shown separately on the face of the balance sheet". The Company has adopted this standard in the presentation of the balance sheet included herewith.

Part II Other Information

Item 1   Legal Proceedings

     From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believe would have a material adverse effect on the Company's results or operations or financial condition.

Item 2   Changes in Securities and Use of Proceeds

         None.

Item 3   Defaults Upon Senior Securities

         None.

Item 4   Submission of Matters to a Vote of Security Holders

         None.

Item 5   Other Information

         None.

Item 6   Exhibits and Report on Form 8 - K

         None.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Texon International plc
                                                  -----------------------
                                                       (Registrant)

 Date         August 28, 1998             By        /s/ J. Neil Fleming
      --------------------------------      ------------------------------------